**Pledge Persons**

The following list sets forth the Pledge Persons that have granted Pledged Shares Irrevocable Proxies.

Laura Lee Brown

Laura Lee Lyons Brown Trust U/W of George Garvin Brown

MAE LLC

The Elizabeth W Brown Irrevocable Trust u/a/d November 7, 2012